

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 26, 2010

Rhonda Nyhus
Chief Financial Officer
NASB Financial, Inc.
12498 South 71 Highway
Grandview, Missouri 64030

> **Re: NASB Financial, Inc.**
> **Form 10-K for Fiscal Period Ended September 30, 2009**
> **File No. 000-24033**

Dear Ms. Nyhus:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with any proposed disclosure revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Lending Activities, page 2

1. Please revise future filings to provide a more comprehensive discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates.

Also, disclose if you have underwritten any hybrid loans, such as payment option ARM's, and or sub-prime loans, including how you define that term.

Construction and Development Loans, page 3

2. Please revise to quantify the number and total balance of construction loans for which you have permitted an extension.   Please clarify how you account for this modification and discuss whether you have revised your estimate of the required interest reserve for any of these loans. Please discuss the specific reasons for the extensions and quantify the amount of interest revenue originated from interest reserves on all loans. Please discuss the types of loan modifications granted to borrowers for all other loan types and provide similar disclosures for those loans also.

Classified Assets, Delinquencies and Allowance for Loss, page 4

3. Please clarify why you have not charged off assets classified as loss. We believe loss loans should be charged off since they have no value and are uncollectible. Additionally, please tell us the following:

   a. Discuss specifically what types of assets are included in this category and provide the balance of each type of asset.

   b. If any of these assets are loans, discuss the impact that not charging off loans has on your loss rates and whether your estimate of the allowance for loan losses would be materially impacted if these amounts were included in the loss rates used to estimate your general reserve.

4. We note your disclosure regarding the continued deterioration of the real estate markets. Please revise to disclose the following information:

   a. Please provide additional detail regarding the severity of the deterioration of the real estate market in your lending areas. Discuss the specific impact the decline has had on your charge-offs, historical loss rates and qualitative factors used to determine the general component of the allowance for loan losses.

   b. Please revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

5. Please revise your tabular disclosure of the activity in the allowance for loan losses to separately present charge-offs and recoveries. Refer to Item IV.A of Industry Guide 3.

Exhibit 13
Consolidated Financial Statements
(1) Summary of Significant Accounting Policies
Loans Receivable Held For Sale, page 21

6. Considering the significance of your loan sales to your results of operations, please revise to disclose the following regarding your repurchase reserve related to your sold loans:

   a. Provide a description of the specific methodology used to estimate your repurchase reserve, including any differences that may result depending on the type of counterparty to the contract.

   b. Discuss the level and type of repurchase requests you are receiving and any trends that have been indentified, including your success rates in avoiding a claim.

   c. Discuss your methods of settling claims under the agreements. Specifically, disclose whether you repurchase whole loans or simply make settlement payments to the counterparty. If the former, discuss how you account for these repurchased loans. If the latter, discuss any trends in the average settlement amounts.

Securities and Mortgage Backed Securities Available for Sale, page 21

7. You disclose that market prices are obtained from broker dealers and reflect estimated offer prices. Please tell us and revise to disclose the following:

   a. Please disclose how the use of the market prices obtained from broker dealers relates to your disclosure on page 46 that states that for your corporate and municipal debt securities you use quoted market prices, when available. Please clarify where you classify the market prices obtained from broker dealers in the fair value hierarchy.

   b. Please disclose whether the market prices received from broker dealers are quotes, and if so whether they are binding or non-binding. Quantify the amount and types of securities that are valued using this methodology. If you receive non-binding bids, please tell us why you do not obtain binding quotes.

     c. Please disclose whether you make any adjustments to the market prices received from broker dealers and if so, describe the nature and amounts of the adjustments.

     d. To the extent you utilize market prices provided by broker dealers to determine the fair value of held to maturity securities, please address the above comments for that portfolio also.

Foreclosed Assets Held For Sale, page 22

8. Please revise to confirm, if true, that when foreclosed assets are acquired, any excess of the loan balance over the estimated net realizable value of the foreclosed assets is charged to the allowance for loan losses.

Closing Comments

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3851 if you have questions regarding these comments.

                                    Sincerely,

                                    Paul Cline
                                    Senior Staff Accountant